Quotient Limited

B1, Business Park Terre Bonne

Route de Crassier 13

1262 Eysins, Switzerland

December 19, 2019

VIA EDGAR

Paul Fischer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Request for Acceleration of Effectiveness
Quotient Limited
Registration Statement on Form S-3, Filed December 13, 2019
(File No. 333-235508)

Dear Mr. Fischer:

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Quotient Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday, December 20, 2019, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Per B. Chilstrom, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Quotient Limited

By:	/s/ Christopher Lindop
Name: Christopher Lindop
Title: Chief Financial Officer

cc:    Per B. Chilstrom, Clifford Chance US LLP